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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                        UNDER THE SECURITIES ACT OF 1934




                              (AMENDMENT NO. 4)(1)




                          Boston Scientific Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
             -------------------------------------------------------
                         (Title or Class of Securities)


                                   101137 10 7
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)



________________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 101137 10 7                 13G                            PAGE 2 OF 5
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  1     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        The Abele Childrens' Irrevocable Trust Dated October 29, 1979
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
        Not applicable.                                                  (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        The United States of America
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                     5     SOLE VOTING POWER

                           62,500,657 (See Item 4(a))
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 3,000,000
    EACH           ------- -----------------------------------------------------
  REPORTING          7     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   62,500,657 (See Item 4(a))
                   ------- -----------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           3,000,000
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        65,500,657
------- ------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [_]
------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.8%
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 101137 10 7                 13G                            PAGE 3 OF 5
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ITEM 1(A).  NAME OF ISSUER:

            Boston Scientific Corporation, a Delaware corporation


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Boston Scientific Place
            Natick, MA 01760


ITEM 2(A).  NAME OF PERSON FILING:

            The Abele Childrens' Irrevocable Trust Dated October 29, 1979 (the "Reporting Person")


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Robert M. Dombroff, Trustee
            c/o Bingham McCutchen LLP
            100 Pearl Street
            Hartford, CT 06103


ITEM 2(C).  CITIZENSHIP:

            The United States of America


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.01 par value per share


ITEM 2(E).  CUSIP NUMBER:

            101137 10 7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.


ITEM 4.     OWNERSHIP:

            (a) Amount beneficially owned: The Reporting Person owns
                beneficially a total of 65,500,657(2) shares.
            (b) Percent of class: 7.8%
            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 65,500,657
                (ii)  Shared power to vote or to direct the vote: 3,000,000
                (iii) Sole power to dispose or to direct the disposition of:
                      65,500,657
                (iv) Shared power to dispose or to direct the disposition of: 3,000,000


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.
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CUSIP NO. 101137 10 7                 13G                            PAGE 4 OF 5
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ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.


ITEM 10.    CERTIFICATIONS:

            Not applicable.


-------------------------------

(2) Includes 3,000,000 shares owned by three sub-trusts, 1,000,000 shares each, of the Reporting Person and of which Robert M. Dombroff shares investment and ownership control.




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CUSIP NO. 101137 10 7                 13G                            PAGE 5 OF 5
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




    February 16, 2005
-------------------------
         (Date)

                                        THE ABELE CHILDRENS' IRREVOCABLE TRUST
                                        DATED OCTOBER 29, 1979


                                        /s/ Robert M. Dombroff
                                        -------------------------------
                                        By: Robert M. Dombroff, Trustee